Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 — 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:                                   (604) 899-5450     Facsimile:                                     (604) 484-4710

ITEM 2.                                                DATE OF MATERIAL CHANGE

November 3, 2014

ITEM 3.                                                NEWS RELEASE

A news release was disseminated on November 3, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) aannounced that it intends to offer 150,000 units (the “Units”) consisting of $150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021 (the “Notes”) and the right for Note holders to receive an aggregate of 55,200,000 common share purchase warrants (the “Warrants”). Each warrant will entitle the holder thereof to acquire one common share of the Company (a “Warrant Share”), have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing) and have a three-year maturity; provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the financing to fund the remaining planned construction and development costs of the WBJV Project 1 Platinum Mine in South Africa and for working capital purposes.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that it intends to offer 150,000 units (the “Units”) consisting of $150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021 (the “Notes”) and the right for Note holders to receive an aggregate of 55,200,000 common share purchase warrants (the “Warrants”). Each warrant will entitle the holder thereof to acquire one common share of the Company (a “Warrant Share”), have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing) and have a three-year maturity; provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the U.S. Securities

Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the financing to fund the remaining planned construction and development costs of the WBJV Project 1 Platinum Mine in South Africa and for working capital purposes.

The Units, Notes, Warrants and Warrant Shares have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act or an exemption from the Securities Act is available. Accordingly, the Units are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act (“Rule 144A”) and outside the United States to non-U.S. persons in reliance on Regulation S.  In addition, the Units may only be offered or sold pursuant to an exemption from the prospectus requirements of applicable securities laws in each of the provinces and territories in Canada.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Units, nor shall there be any offer or sale of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

All amounts above are in U.S. dollars, unless otherwise indicated.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada.  The Company’s business is currently focused on the construction of the Project 1 Platinum Mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd.  The Company has also expanded its exploration northward on to the Waterberg Extension area.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President, CEO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively

“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the offering, including the terms, potential completion and the use of proceeds of such offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating with potential investors; that investors may require terms that differ from those set forth in this news release; that the offering may not be fully subscribed; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.                                                OMITTED INFORMATION

N/A

ITEM 8.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

ITEM 9.                                                DATE OF REPORT

November 3, 2014